Exhibit 99.1

News release

Cenovus Announces Early Tender Results and Increase of Tender Offers for Certain Outstanding Series of Notes

Calgary, Alberta (September 12, 2022) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) announced today the early tender results for its tender offers to purchase for cash certain of its outstanding series of Notes.

Cenovus also announced it has increased the previously announced Pool 1 Maximum Amount (as defined below) from $1,000,000,000 to a total cash amount sufficient to accept for purchase all 4.250% Notes due 2027, 4.400% Notes due 2029, 4.450% Notes due 2042, 5.200% Notes due 2043 and 5.375% Notes due 2025 validly tendered and not validly withdrawn prior to or at the Early Tender Date (as defined below). The Pool 2 Maximum Amount (as defined below) remains unchanged at $500,000,000 and as a result, Cenovus expects to accept for purchase the 6.750% Notes due 2039 validly tendered and not validly withdrawn prior to or at the Early Tender Date on a prorated basis.

References to "$" in this news release are to United States dollars, unless otherwise indicated.

Details of tender offers
Cenovus initially offered to purchase for cash: (i) up to $1,000,000,000 aggregate purchase price, excluding accrued and unpaid interest (the “Pool 1 Maximum Amount”), of its 4.250% Notes due 2027, its 4.400% Notes due 2029, its 4.450% Notes due 2042, its 5.200% Notes due 2043, its 5.375% Notes due 2025 and its 5.400% Notes due 2047 (collectively, the “Pool 1 Notes”) and (ii) up to $500,000,000 aggregate purchase price, excluding accrued and unpaid interest (the “Pool 2 Maximum Amount” and, together with the Pool 1 Maximum Amount, the “Maximum Amounts”), of its 6.750% Notes due 2039, its 6.800% Notes due 2037 and its 5.250% Notes due 2037 (collectively, the “Pool 2 Notes” and, together with the Pool 1 Notes, the “Notes”), subject to prioritized acceptance levels listed in the table below (“Acceptance Priority Levels”) and the terms and conditions of the tender offers.

Cenovus has amended such tender offers to increase the previously announced Pool 1 Maximum Amount from $1,000,000,000 to a total cash amount sufficient to accept for purchase all 4.250% Notes due 2027, 4.400% Notes due 2029, 4.450% Notes due 2042, 5.200% Notes due 2043 and 5.375% Notes due 2025 validly tendered and not validly withdrawn prior to or at the Early Tender Date. All other terms of the tender offers as previously announced in the offer to purchase dated August 26, 2022 (as amended and supplemented hereby, the “Offer to Purchase”) remain unchanged. Cenovus refers investors to the Offer to Purchase for the complete terms and conditions of the tender offers.

As of the previously announced early tender date and time of 5:00 p.m., New York City time, on September 9, 2022 (the “Early Tender Date”), according to information provided by D.F. King & Co., Inc., the tender and information agent for the tender offers, the aggregate principal amount of each series of Notes listed in the table below had been validly tendered and not validly withdrawn in each tender offer. Withdrawal rights for the Notes expired at 5:00 p.m., New York City time, on the Early

Tender Date.

The terms and conditions of the tender offers are described in the Offer to Purchase. Cenovus expects to elect to exercise its right to make payment on September 13, 2022 (the “Early Settlement Date”) for Notes validly tendered prior to or at the Early Tender Date and accepted for purchase. Cenovus intends to fund the purchase of validly tendered and accepted Notes on the Early Settlement Date with cash on hand and certain short-term borrowings.

Because the aggregate principal amount of Pool 1 Notes validly tendered and not validly withdrawn prior to or at the Early Tender Date has an aggregate purchase price, excluding accrued and unpaid interest, that exceeds the Pool 1 Maximum Amount, Cenovus does not expect to accept for purchase all Pool 1 Notes that have been validly tendered and not validly withdrawn prior to or at the Early Tender Date. Rather, subject to the Pool 1 Maximum Amount and the Acceptance Priority Levels set forth in the table above, in each case as further described in the Offer to Purchase, Cenovus expects to accept for purchase all of the 4.250% Notes due 2027, 4.400% Notes due 2029, 4.450% Notes due 2042, 5.200% Notes due 2043 and 5.375% Notes due 2025 validly tendered and not validly withdrawn
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prior to or at the Early Tender Date. Cenovus does not expect to accept for purchase any 5.400% Notes due 2047. As described further in the Offer to Purchase, Notes tendered and not accepted for purchase will be promptly credited to the tendering holder’s account. Additionally, because the aggregate principal amount of Pool 1 Notes validly tendered and not validly withdrawn prior to or at the Early Tender Date has an aggregate purchase price, excluding accrued and unpaid interest, that exceeds the Pool 1 Maximum Amount, Cenovus does not expect to accept for purchase any Pool 1 Notes tendered after the Early Tender Date on a subsequent settlement date. The tender offers for the Pool 1 Notes will expire at midnight, New York City time, at the end of September 23, 2022, or any other date and time to which Cenovus extends the applicable tender offer, unless earlier terminated.

Because the aggregate principal amount of Pool 2 Notes validly tendered and not validly withdrawn prior to or at the Early Tender Date has an aggregate purchase price, excluding accrued and unpaid interest, that exceeds the Pool 2 Maximum Amount, Cenovus does not expect to accept for purchase all Pool 2 Notes that have been validly tendered and not validly withdrawn prior to or at the Early Tender Date. Rather, subject to the Pool 2 Maximum Amount and the Acceptance Priority Levels set forth in the table above, in each case as further described in the Offer to Purchase, Cenovus expects to accept for purchase the 6.750% Notes due 2039 validly tendered and not validly withdrawn prior to or at the Early Tender Date on a prorated basis using a proration factor to be announced following the determination of the Total Consideration. Cenovus does not expect to accept for purchase any 6.800% Notes due 2037 or 5.250% Notes due 2037. As described further in the Offer to Purchase, Notes tendered and not accepted for purchase will be promptly credited to the tendering holder’s account. Additionally, because the aggregate principal amount of Pool 2 Notes validly tendered and not validly withdrawn prior to or at the Early Tender Date has an aggregate purchase price, excluding accrued and unpaid interest, that exceeds the Pool 2 Maximum Amount, Cenovus does not expect to accept for purchase any Pool 2 Notes tendered after the Early Tender Date on a subsequent settlement date. The tender offers for the Pool 2 Notes will expire at midnight, New York City time, at the end of September 23, 2022, or any other date and time to which Cenovus extends the applicable tender offer, unless earlier terminated.

The applicable consideration (the “Total Consideration”) offered per $1,000 principal amount of each series of Notes validly tendered and accepted for purchase pursuant to the applicable tender offer will be determined in the manner described in the Offer to Purchase by reference to the applicable fixed spread for such Notes plus the applicable yield based on the bid-side price of the applicable U.S. Treasury Reference Security at 10:00 a.m., New York City time, on September 12, 2022 (the “Price Determination Date”). Only holders of Notes who validly tendered and did not validly withdraw their Notes prior to or at the Early Tender Date are eligible to receive the applicable Total Consideration, which is inclusive of the applicable early tender payment, for Notes accepted for purchase. Holders will also receive accrued and unpaid interest on Notes validly tendered and accepted for purchase from the applicable last interest payment date up to, but not including, the Early Settlement Date.

Promptly after the Price Determination Date, Cenovus will issue a news release specifying, among other things, (i) the aggregate principal amount of each series of Notes validly tendered and not validly withdrawn as of the Early Tender Date and expected to be accepted for purchase in each tender offer, (ii) the proration factor for the 6.750% Notes due 2039 and (iii) the Total Consideration

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for each series of Notes expected to be accepted for purchase.

All Notes accepted for purchase will be retired and cancelled and will no longer remain outstanding obligations of Cenovus.

Cenovus’s obligation to accept for payment and to pay for Notes validly tendered and not validly withdrawn in the tender offers is subject to the satisfaction of certain conditions described in the Offer to Purchase. Cenovus reserves the right, subject to applicable law, to (i) waive any and all conditions to any of the tender offers, (ii) extend or terminate any of the tender offers, (iii) further increase or decrease either of the Maximum Amounts, or (iv) otherwise further amend any of the tender offers. Cenovus may take any action described in clauses (i) through (iv) above with respect to one or more tender offers without having to do so for all tender offers.

Information relating to the tender offers
BofA Securities, J.P. Morgan Securities LLC and Mizuho Securities USA LLC are the lead dealer managers and BMO Capital Markets Corp. and CIBC World Markets Corp. are the co-dealer managers for the tender offers. Investors with questions regarding the terms and conditions of the tender offers may contact BofA Securities at (888) 292-0070 (toll-free) or (980) 387-3907 (collect) or by email at debt_advisory@bofa.com, J.P. Morgan Securities LLC at (866) 834-4666 (toll-free) or (212) 834-3554 (collect) and Mizuho Securities USA LLC at (866) 271-7403 (toll-free) or (212) 205-7736 (collect). D.F. King & Co., Inc. is the tender and information agent for the tender offers. Investors with questions regarding the procedures for tendering Notes may contact the tender and information agent by email at cve@dfking.com, or by phone at (212) 269-5550 (for banks and brokers only) or (888) 644-5854 (for all others, toll-free). Beneficial owners may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance.

The full details of the tender offers, including complete instructions on how to tender Notes, are included in the Offer to Purchase. Holders are strongly encouraged to read carefully the Offer to Purchase, including materials incorporated by reference therein, because they contain important information. The Offer to Purchase may be downloaded from D.F. King & Co., Inc.’s website at www.dfking.com/cve or obtained from D.F. King & Co., Inc., free of charge, by calling (212) 269-5550 (for banks and brokers only) or (888) 644-5854 (for all others, toll-free).

This news release does not constitute an offer to purchase, or a solicitation of an offer to sell, or the solicitation of tenders with respect to, the Notes. No offer, solicitation, purchase or sale will be made in any jurisdiction in which such an offer, solicitation or sale would be unlawful. The tender offers are being made solely pursuant to the Offer to Purchase made available to holders of the Notes. None of Cenovus or its affiliates, their respective boards of directors, the dealer managers, the tender and information agent or the trustee with respect to any series of Notes is making any recommendation as to whether or not holders should tender or refrain from tendering all or any portion of their Notes in response to the tender offers. Holders are urged to evaluate carefully all information in the Offer to Purchase, consult their own investment and tax advisors and make their own decisions whether to tender Notes in the tender offers, and, if so, the principal amount of notes to tender.

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Advisory
Forward-looking Information
This news release contains certain forward-looking statements and forward-looking information (collectively referred to as “forward-looking information”) within the meaning of applicable securities legislation, including the United States Private Securities Litigation Reform Act of 1995, about Cenovus’s current expectations, estimates and projections about the future, based on certain assumptions made in light of the company’s experience and perception of historical trends. Although Cenovus believes that the expectations represented by such forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking information as actual results may differ materially from those expressed or implied. Cenovus undertakes no obligation to update or revise any forward-looking information except as required by law.

Forward-looking information in this document is identified by words such as “may”, “will”, “expect” or similar expressions and includes suggestions of future outcomes, including statements about: the purchase of the Notes and the timing thereof; the expected sources of funds for the tender offers; the deadlines, determination dates and settlement dates regarding the tender offers; increasing or decreasing the Maximum Amounts; the payment of accrued and unpaid interest; the use of a proration factor in respect of the 6.750% Notes due 2039; and the series of Notes to be accepted for purchase pursuant to the tender offers.
Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry generally. Material factors or assumptions on which the forward-looking information in this news release is based include: risks related to the acceptance of any tendered Notes, the availability of funding for the tender offers on acceptable terms, the expiration and settlement of the tender offers, the satisfaction of conditions to the tender offers, whether the tender offers will be consummated in accordance with the terms set forth in the Offer to Purchase or at all, and the timing of any of the foregoing.

Readers are cautioned that other events or circumstances, although not listed above, could cause Cenovus’s actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking statements. For a full discussion of material risk factors, refer to “Risk Management and Risk Factors” in Cenovus’s Management’s Discussion and Analysis (MD&A) for the year ended December 31, 2021 and in Cenovus’s MD&A for the three and six months ended June 30, 2022 and to the risk factors described in other documents Cenovus files from time to time with securities regulatory authorities in Canada, available on SEDAR at sedar.com, and with the U.S. Securities and Exchange Commission on EDGAR at sec.gov, and on its website at cenovus.com.

Cenovus Energy Inc.
Cenovus Energy Inc. is an integrated energy company with oil and natural gas production operations in Canada and the Asia Pacific region, and upgrading, refining and marketing operations in Canada and the United States. Cenovus is focused on managing its assets in a safe, innovative and cost-efficient manner, integrating environmental, social and governance considerations into its business plans.
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Cenovus common shares and warrants are listed on the Toronto Stock Exchange and the New York Stock Exchange, and Cenovus’s preferred shares are listed on the Toronto Stock Exchange. For more information, visit cenovus.com.

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